UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number : 02-20584

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	Page 4

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	Pages 5

Notes to Financial Statements	Pages 6-14

Supplemental Schedules:

Form 5500, Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

the ABIOMED Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ABIOMED Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

FORMAN CONKLIN DOHERTY & FARRAR, P.C.

Danvers, Massachusetts

May 25, 2006

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005		2004
ASSETS
Interest bearing cash (including money market accounts):
Fidelity Prime Fund	$1,134,133		$1,938,020
Interest bearing cash	39,865		32,132

Total interest bearing cash	1,173,998		1,970,152

Investments:
At fair value:
Shares of registered investment companies:
Fidelity Advisor Intermediate Bond Fund	$923,656	*	$858,410	*
Fidelity Advisor Equity Income Fund	1,426,467	*	1,342,046	*
Fidelity Advisor Dividend Growth Fund	1,153,673	*	1,258,498	*
Fidelity Advisor Equity Growth Fund	2,567,740	*	2,635,054	*
Fidelity Advisor International Diversified Fund	1,400,327	*	1,230,827	*
Fidelity Advisor Mid-Cap Fund	665,857	*	557,800
Other Mutual Funds	2,706,143		2,046,519

Total shares of registered investment companies	10,843,863		9,929,154

Employer Securities
ABIOMED, Inc. Common Stock Fund	698,697		838,377

Receivables:
Participant notes receivable	148,328		146,893
Employer’s match contribution	233,761		242,129
Interest income receivable	34		12,479

Total receivables	382,123		401,501

TOTAL ASSETS	$13,098,681		$13,139,184

NET ASSETS AVAILABLE FOR BENEFITS	$13,098,681		$13,139,184

*	Represents 5% or more of Assets Available for Benefits.

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Net appreciation of investments:
Mutual funds	$326,503	$643,750
ABIOMED, Inc. Common Stock Fund	(324,627)	382,092

Total net appreciation of investments	1,876	1,027,842

Dividends, interest and realized capital gains and losses, net
Mutual funds and common collective trust	501,660	162,744
ABIOMED, Inc. Common Stock Fund	(39,967)	236,185

Total dividends, interest and realized
Capital gains and losses, net	461,693	398,929

Contributions:
Employer contributions	475,921	483,136
Participant contributions and rollovers from other qualified plans	1,471,931	1,242,327

Total contributions	1,947,852	1,725,463

Total net additions	2,411,421	3,152,234

DEDUCTIONS:
Benefits paid to participants	2,205,153	709,472
Administrative fees for loans	1,876	2,216
Interfund transfers	242,129	277,032
Defaulted loans	2,766	—

Total deductions	2,451,924	988,720

Total (decrease) increase	(40,503)	2,163,514

Assets available for benefits:
Beginning of year	13,139,184	10,975,670

End of year	$13,098,681	$13,139,184

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401 (k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration. ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”), members to which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the recordkeeper for the plan.

Contributions.

Employee: The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed the annual limitation ($14,000 for the 2005 plan year). The Economic Growth and Tax Relief Reconciliation Act of 2001 provides that participants who were projected to be age 50 or older by the end of 2005 and who were making deferral contributions to the plan were also eligible to make an additional catch-up contribution of up to $4,000. This catch-up contribution will increase to $5,000 in 2006, and thereafter will be indexed in annual $500 increments. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer: All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a Plan Year, an employee must be credited with 501 hours of service in the Plan Year and be an employee on the last day of the Plan Year, or retire, die, or become disabled during the Plan Year.

The Company contributes a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during a plan year. The maximum matching contribution in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions. For the plan years ended December 31, 2005 and December 31, 2004, no additional profit sharing contributions were awarded to participants. At December 31, 2005 and December 31, 2004, the balance of forfeitures not yet allocated to participant accounts totaled $74,494 and $24,935, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

Investment Options. As of December 31, 2005, sixteen different fund options were available to participants providing a wide choice of investment goals and strategies. Descriptions of these funds are provided below. These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Prime Fund. The fund invests in U.S. dollar-denominated money market securities of domestic and foreign issuers, rated in the highest category by at least two nationally recognized rating services, U.S. government securities, and repurchase agreements. Stability of principal and liquidity are among the primary goals of the fund.

Fidelity Advisor Intermediate Bond Fund. This fund seeks to provide a high rate of income. In addition, the fund may seek capital appreciation when consistent with this primary objective. The fund’s assets include investment-grade debt securities of all types and repurchase agreements for those securities.

Fidelity Advisor Short Fixed-Income Fund. This fund seeks to provide a high level of current income, consistent with the preservation of capital. Where appropriate the fund will take

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DECRIPTION OF PLAN (continued)

advantage of opportunities to realize capital appreciation. The fund’s assets include investment-grade debt securities of all types and repurchase agreements for those securities.

AIM Basic Value Fund. The fund seeks long-term growth of capital by investing primarily in equity securities of U.S. companies that are believed to be undervalued in relation to long-term earning power or other factors.

Fidelity Advisor Equity Income Fund. The fund invests primarily in income-producing equity securities which tend to lead to investments in large cap ‘value’ stocks. The fund also invests in other types of equity and debt securities, including lower-quality debt securities of both domestic and foreign issuers.

Evergreen Special Value Fund. The fund seeks to provide growth of capital primarily through investments in common stocks of small U.S. companies that are, in the opinion of the fund’s manager, undervalued according to various financial measurements.

Fidelity Advisor Dividend Growth Fund. The fund invests primarily in common stocks of companies that pay dividends or that the fund managers believe have the potential to pay dividends in the future. The fund invests its assets in ‘growth’ stocks or ‘value’ stocks or both, and may invest in securities of foreign and domestic issuers.

Fidelity Advisor Mid-Cap Fund. The fund seeks to provide long-term growth of capital by primarily investing in common stocks of companies with medium market capitalizations. The fund invests in domestic and foreign issuers that are believed to be either ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Advisor Equity Growth Fund. The fund invests primarily in attractively priced stocks of companies that it believes have above-average growth potential.

Fidelity Advisor Large-Cap Fund. The fund focuses on quality companies that have large market capitalizations and may include investments in ‘growth’ stocks and ‘value’ stocks, or a combination of both.

Fidelity Advisor Small-Cap Fund. The fund seeks to provide long-term growth of capital primarily through investments in securities of companies with small market capitalizations. The fund invests in either ‘growth’ stocks or ‘value’ stocks or both of domestic and foreign issuers.

Victory Diversified Stock Fund. The fund seeks to provide long-term capital growth by investing primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies. The fund seeks to invest in both ‘growth’ and ‘value’ securities that it believes are intrinsically worth more than their market value. This fund was added to the investment options on March 1, 2005.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Black Rock Mid-Cap Value Equity Fund. The fund seeks to provide long-term capital appreciation by primarily investing in equity securities issued by U.S. mid-capitalization companies.

Evergreen International Equity Fund. This fund seeks primarily to achieve long-term growth of capital and secondarily modest income by investing primarily in equity securities issued by established, quality non-U.S. companies located in countries with developed markets.

Fidelity Advisor Diversified International Fund. This fund primarily seeks capital growth by investing primarily in common stocks of non-U.S. securities.

ABIOMED Common Stock Fund. The objective of this fund is to invest in ABIOMED, Inc. common stock. The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund. A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

On January 28, 2005 the State Street Research Mid-Cap Value Fund merged into the Black Rock Mid-Cap Value Equity Fund. As a result of the reorganization of the State Street Research Funds, participant balances invested in the State Street Mid-Cap Value Fund were rolled into the Black Rock Mid-Cap Value Fund on the business day following the merger. The investment objective of the State Street Research Mid-Cap Value, before its merger, was primarily to invest in strong and mid-sized companies whose common stocks trade at a discount to their intrinsic worth based on their long-term business prospects.

Participant Loans. Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. As of December 31, 2005 and December 31, 2004, the balance in participant loans outstanding was $148,328 and $146,893, respectively. These loans are shown as participant notes receivable in the accompanying Statement of Net Assets Available for Benefits.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Payment of Benefits. On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence. All hardship withdrawal requests are subject to the approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds. A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions. The Plan is set up to accept rollover contributions from other qualified pension, profit sharing or 401(k) plans in which the participants have participated. Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds. Shares of ABIOMED common stock held by the ABIOMED Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the Plan Year. The

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

participant notes receivable are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

NOTE 3 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Fidelity Management Trust Company serves as the trustee and recordkeeper for the plan and the plan administrator adopted a Fidelity prototype plan.

On December 31, 2005, the reported balances of funds held by Fidelity were as follows:

Fair Market Value At December 31, 2005
Fidelity Prime Fund	$1,134,133
Fidelity Advisor Intermediate Bond Fund	923,656
Fidelity Advisor Short Fixed-Income Fund	263,090
AIM Basic Value Fund	259,897
Fidelity Advisor Equity Income Fund	1,426,467
BlackRock Mid-Cap Value Fund	503,962
Evergreen Special Values Fund	583,741
Fidelity Advisor Dividend Growth Fund	1,153,673
Fidelity Advisor Mid-Cap Fund	665,857
Fidelity Advisor Equity Growth Fund	2,567,740
Fidelity Advisor Large-Cap Fund	271,943
Fidelity Advisor Small-Cap Fund	326,330
Evergreen International Equity Fund	437,746
Fidelity Advisor Diversified International Fund	1,400,327
Victory Diversified Stock Fund	59,434
ABIOMED Common Stock Fund	698,697
Interest Bearing Cash	39,865

Total	$12,716,558

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY (continued)

Fidelity maintains contributions in pooled separate accounts. The accounts are credited with the actual earnings on the underlying investments and charged for plan withdrawals. With the exception of administrative fees charged by Fidelity for new participant loans, the Company absorbs all Plan expenses.

NOTE 4 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2005	2004
Investments, at fair value:
Money Market & Cash Funds	$1,173,998	$1,970,152
Mutual Funds	10,843,863	9,929,154
Stock Funds	698,697	838,377
Investment income	463,569	1,426,771

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of mutual funds available to plan participants subsequent to the plan conversion. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of ABIOMED, Inc. as described in Note 1. ABIOMED is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $42,797 and $43,627 for the years ended December 31, 2005 and 2004, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan and has received an opinion letter from the IRS that indicates that the prototype plan is qualified under Code Section 401 of the IRC.

NOTE 9 – SUBSEQUENT EVENTS

In February 2006, the plan Administrator allocated the December 31, 2005 forfeiture balance of $74,494 in accordance with the provisions of the plan.

The Committee routinely reviews each fund against comparable benchmarks in order to assess their individual performance. Effective April 3, 2006, the Committee made a number of changes in order to replace funds that were performing below their benchmarks and to provider a higher level of diversification by adding fund choices having different investment objectives. The following table shows the funds that were replaced. Investments held in these funds were transferred to existing or new funds as shown.

Previous Fund		New Fund
Fidelity Advisor Intermediate Bond Fund	>	Fidelity Advisor Short Fixed Income Fund
BlackRock Mid-Cap Value Fund	>	Fidelity Advisor Leveraged Company Stock Fund
Evergreen Special Values Fund	>	MainStay Small Cap Opportunity Fund
AIM Basic Value Fund	>	American Century Equity Growth Fund
Fidelity Advisor Dividend Growth Fund	>	American Century Equity Growth Fund
Victory Diversified Stock Fund	>	American Century Equity Growth Fund
Fidelity Advisor Large-Cap Fund	>	Alliance Bernstein Growth Advisor Fund
Fidelity Advisor Mid-Cap Fund	>	American Century Heritage Investor Fund
Evergreen International Equity Fund	>	Fidelity Advisor Diversified International Fund
Fidelity Advisor Equity Growth Fund	>	Alliance Bernstein Growth Advisor Fund

The following funds were added to the Plan and made available to participants effective April 3, 2006. The descriptions for these funds are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS (continued)

Fidelity Advisor Stable Value Portfolio Fund. This fund seeks to preserve investment capital while earning interest income. The fund invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds.

MainStay Small Cap Fund. This fund seeks to provide a high total return by investing at least 80% of its assets in common and preferred stocks that, when purchased, have similar market capitalizations to those of companies in the Russell 2000® Index and the S&P SmallCap® 600 Index.

American Century Equity Growth Investor Fund. This fund seeks to provide capital appreciation primarily by investing in stocks from the 1,500 largest publicly traded U.S. companies. The fund managers use quantitative, computer-driven models to construct the portfolio of stocks for each fund.

Fidelity Advisor Leveraged Company Stock Fund. This fund seeks to provide capital appreciation by investing primarily in common stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures). The fund may also invest in lower-grade quality debt securities and it may buy ‘growth’ stocks or ‘value’ stocks, or a combination of both types.

Alliance Bernstein Growth Advisor Fund. This fund seeks to provide long-term capital growth primarily through investments in equity securities of companies with favorable earnings outlooks whose long-term growth rates are expected to exceed that of the U.S. economy over time.

American Century Heritage Investor Fund. This fund seeks to provide long-term capital growth primarily through investments in stocks of medium-sized and smaller companies that the managers believe will increase in value over time, using an investment strategy developed by American Century.

Fidelity Advisor Technology Fund. This fund seeks to provide capital appreciation by investing primarily in common stocks of both U.S. and foreign companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements.

Fidelity Advisor Freedom Class Family of Funds. These funds seek to provide high total return with a secondary objective of principal preservation as the funds approach their target dates. The funds invest in a combination of Fidelity equity, fixed income, and money market funds (underlying Fidelity Funds) and allocate their assets according to an appropriate asset allocation strategy based on the investment time horizon of each fund’s target date.

ABIOMED RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

EIN: 04-2743260

PLAN NUMBER: 001

(a) (b) Identity of issuer, borrower, lessor or similar party	Description	(d) Cost	(e) Current Value
ABIOMED Stock Fund	Common Stock Fund	**	$698,697
Fidelity Prime Fund	Mutual Fund	**	1,134,133
Fidelity Advisor Intermediate Bond Fund	Mutual Fund	**	923,656
Fidelity Advisor Short Fixed-Income Fund	Mutual Fund	**	263,090
AIM Basic Value Fund	Mutual Fund	**	259,897
Fidelity Advisor Equity Income Fund	Mutual Fund	**	1,426,467
Black Rock Mid-Cap Value Fund	Mutual Fund	**	503,962
Evergreen Special Values Fund	Mutual Fund	**	583,741
Fidelity Advisor Dividend Growth Fund	Mutual Fund	**	1,153,673
Fidelity Advisor Mid-Cap Fund	Mutual Fund	**	665,857
Fidelity Advisor Equity Growth Fund	Mutual Fund	**	2,567,740
Fidelity Advisor Large-Cap Fund	Mutual Fund	**	271,943
Fidelity Advisor Small-Cap Fund	Mutual Fund	**	326,330
Evergreen International Equity Fund	Mutual Fund	**	437,746
Fidelity Advisor Diversified International Fund	Mutual Fund	**	1,400,327
Victory Diversified Stock Fund	Stock Fund	**	59,434
Interest Bearing Cash	Cash & Cash Equivalents	**	39,865
Participant Loans	Participant Loans 5.25%-9.25%	0	148,328

			$12,864,886

**Cost not necessary because participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED Retirement Savings Plan

By: ABIOMED, Inc. Plan Administrator

Date: June 26, 2006

By: /s/ Daniel J. Sutherby

        Daniel J. Sutherby

        Principal Financial Officer

        Principal Accounting Officer